View this email in your browser



Webinars next week for those interested in becoming shareholders in Ad Fontes Media

through our Community Round on WeFunder

Reminder: Some of you love our content but don't love any emails related to fundraising. That's ok! Just email us back with "no fundraising" and you won't get any more on this subject, but you'll still get our regular newsletters.

We're about halfway through our equity crowdfunding campaign period and on track with reservations to hit our goal!

For those of you who have questions about how our business model works, what traction we've had so far, and what our projections are for the future, I invite you to join us on one of two webinar/Q&A sessions I will host next week on that topic.

Many of you know we rate the news and produce the Media Bias Chart, but you might not know about how we monetize our data, particularly in the advertising industry, where advertisers use our data to identify the high-quality journalism outlets they should support with their ad dollars. Our business part funds our mission part, and the two are inextricable, but not everyone fully understands the business part.

Please note that these webinars will ***not*** be recorded, which is why we are hosting two live ones to provide options for attending. The content of both will be the same.

Webinar #1: Tuesday, May 28, 4:00 pm PT/7:00 pm ET

Register for Webinar #1

Webinar 2: Wednesday, May 29, 10:00 am PT/1:00 pm ET

Register for Webinar #2

Additional details and terms of this equity crowdfunding raise are here on our campaign page.

If you're not familiar with WeFunder and how investing in companies like ours works, please check out the Investor FAQ on the site.

Email me back with any questions you have, and I'll respond as soon as I can!

Yours Truly,
Vanessa

Vanessa Otero
Founder/CEO
Ad Fontes Media

View Campaign

Testing the Waters Disclosure
We are "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

  



Our mailing address is:

Want to change how you receive these emails?

You can update your preferences or unsubscribe